                                ICI MUTUAL INSURANCE COMPANY

                                        P.O. Box 730
                               Burlington, Vermont 05402-0730

                              INVESTMENT COMPANY BLANKET BOND

                                ICI MUTUAL INSURANCE COMPANY
                                        P.O. Box 730
                               Burlington, Vermont 05402-0730

                                        DECLARATIONS

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Item 1.     Name of Insured (the "Insured")                        Bond
                                                                   Number
      OppenheimerFunds, Inc.                                      87106108B

      Principal Address:      Two World Financial Center
                              225 Liberty Street, 11th Floor
                              New York, NY 10281

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Item 2. Bond Period:  from 12:01 a.m. on October 31, 2008, to 12:01 a.m. on
November  30, or the earlier  effective  date of the  termination  of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.
Limit of Liability --
Subject to Sections 9, 10 and 12 hereof:
                                                    Limit of        Deductible
                                                    Liability       Amount

Insuring Agreement A - FIDELITY                    $140,000,000     $250,000
Insuring Agreement B - AUDIT EXPENSE                    $50,000      $10,000
Insuring Agreement C - ON PREMISES                 $140,000,000     $250,000
Insuring Agreement D - IN TRANSIT                  $140,000,000     $250,000
Insuring Agreement E - FORGERY OR ALTERATION       $140,000,000     $250,000
Insuring Agreement F - SECURITIES                  $140,000,000     $250,000
Insuring Agreement G - COUNTERFEIT CURRENCY        $140,000,000     $250,000
Insuring Agreement H - UNCOLLECTIBLE ITEMS OF
                             DEPOSIT                    $25,000        $5,000
Insuring Agreement I - PHONE/ELECTRONIC
                            TRANSACTIONS           $140,000,000      $250,000

If "Not Covered" is inserted opposite any Insuring Agreement above, such
Insuring Agreement and any reference shall be deemed to be deleted from this
Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J - COMPUTER SECURITY           $140,000,000     $250,000
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Item 4. Offices or Premises  Covered--All  the  Insured's  offices or other premises in existence at the time this Bond becomes  effective are covered under this Bond,  except the offices or other premises  excluded by Rider.  Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

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Item 5. The liability of ICI Mutual Insurance  Company (the  "Underwriter")
is subject to the terms of the following Riders attached hereto:

      Riders:     1-2-3-4-5-6-7-8-9-10-11-12-13-14-15

      and of all Riders applicable to this Bond issued during the Bond Period.

                                          By: /S/ Catherine Dalton
                                              Authorized Representative

                              INVESTMENT COMPANY BLANKET BOND

     ICI Mutual Insurance  Company (the  "Underwriter"),  in consideration of an agreed premium,  and in reliance upon the Application and all other  information furnished to the  Underwriter  by the Insured,  and subject to and in accordance
with  the  Declarations,   General   Agreements,   Provisions,   Conditions  and
Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability  and subject to the  Deductible  Amount, agrees to  indemnify  the Insured for the loss,  as  described  in the  Insuring
Agreements,  sustained by the Insured at any time but discovered during the Bond
Period.

                                    INSURING AGREEMENTS

A. FIDELITY

     Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft  committed by an Employee  anywhere,  alone or in collusion  with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein,  and even if such loss is not discovered until after he or she ceases to be an Employee,  EXCLUDING loss covered under Insuring
Agreement B.

B. AUDIT EXPENSE

     Expense  incurred by the  Insured  for that part of audits or  examinations
required  by  any   governmental   regulatory   authority  or  Self   Regulatory
Organization  to  be  conducted  by  such  authority  or  Organization  or by an independent  accountant  or other  person,  by reason of the  discovery  of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

     Loss of Property (including damage thereto or destruction  thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises,  caused by Theft or by any Dishonest or  Fraudulent  Act or through
Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

     Loss of Property  (including  damage thereto or destruction  thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a  messenger,  except  while  in the mail or with a  carrier  for hire
(other than a Security Company), EXCLUDING loss covered under Insuring Agreement
A. Property is "in transit" beginning  immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

     Loss  caused  by the  Forgery  or  Alteration  of or on (1)  any  bills  of exchange,  checks,  drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written  instructions,  requests or applications to the Insured,  authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property,  or giving  notice of any bank  account,  which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured,  or (b) any  shareholder of or subscriber to shares  issued  by any  Investment  Company,  or (c) any  financial  or  banking institution  or  stockbroker;  or (3)  withdrawal  orders  or  receipts  for the withdrawal of Property,  or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another  Investment  Company for which the Insured acts as agent.

     This  Insuring  Agreement  E does not  cover  loss  caused  by  Forgery  or
Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

     Loss resulting from the Insured,  in good faith,  in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired,  accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any  Securities,  where such loss results from the fact that such Securities (1)
were  Counterfeit,  or (2) were lost or  stolen,  or (3)  contain  a Forgery  or
Alteration,  and  notwithstanding  whether or not the act of the Insured causing such loss violated the constitution,  by-laws,  rules or regulations of any Self
Regulatory  Organization,  whether  or not the  Insured  was a  member  thereof,
EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

     Loss caused by the Insured in good faith  having  received or accepted  (1)
any money orders which prove to be  Counterfeit  or to contain an  Alteration or
(2) paper  currencies  or coin of the United  States of America or Canada  which prove to be Counterfeit.

     This  Insuring  Agreement  G does not cover  loss  covered  under  Insuring
Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss  resulting  from the payment of dividends,  issuance of Fund shares or redemptions  or  exchanges  permitted  from  an  account  with  the  Fund  as  a consequence of

     (1)  uncollectible  Items of Deposit of a Fund's  customer,  shareholder or subscriber  credited by the Insured or its agent to such  person's Fund account,
or

     (2) any Item of Deposit processed through an automated clearing house which is  reversed  by a Fund's  customer,  shareholder  or  subscriber  and is deemed uncollectible by the Insured;

     PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between
Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible  Items of Deposit,  and (c) the
Insured  Fund shall have  implemented  and  maintained a policy to hold Items of
Deposit for the minimum  number of days  stated in its  Application  (as amended from time to time) before paying any dividend or permitting any withdrawal  with respect  to  such  Items  of  Deposit  (other  than  exchanges  between  Funds).
Regardless of the number of transactions  between Funds in an exchange  program, the minimum  number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This  Insuring  Agreement  H does not cover  loss  covered  under  Insuring
Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

     Loss caused by a Phone/Electronic  Transaction,  where the request for such
Phone/Electronic Transaction:

     (1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

     (2)  is  made  by an  individual  purporting  to be a Fund  shareholder  or subscriber or an authorized agent of a Fund shareholder or subscriber; and

     (3) is  unauthorized  or fraudulent and is made with the manifest intent to deceive;

     PROVIDED,  that the entity receiving such request  generally  maintains and follows  during  the  Bond  Period  all  Phone/Electronic  Transaction  Security
Procedures with respect to all Phone/Electronic Transactions; and

     EXCLUDING loss resulting from:

     (1) the failure to pay for shares attempted to be purchased; or

     (2) any redemption of Investment  Company shares which had been  improperly credited to a  shareholder's  account where such  shareholder (a) did not cause, directly or  indirectly,  such shares to be  credited to such  account,  and (b)
directly  or  indirectly  received  any  proceeds  or other  benefit  from  such redemption; or

     (3) any  redemption  of shares  issued by an  Investment  Company where the proceeds of such  redemption  were requested to be paid or made payable to other than (a) the  Shareholder  of Record,  or (b) any other  person or bank  account
designated  to  receive   redemption   proceeds  (i)  in  the  initial   account
application,  or  (ii)  in  writing  (not to  include  Electronic  Transmission)
accompanied by a signature guarantee; or

     (4) any  redemption  of shares  issued by an  Investment  Company where the proceeds of such  redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or
(b) in writing (not to include Electronic  Transmission),  where such writing is received at least one (1) day prior to such redemption  request, or (c) by voice over the  telephone or by  Electronic  Transmission  at least  fifteen (15) days prior to such redemption; or

     (5) the  intentional  failure  to  adhere  to one or more  Phone/Electronic
Transaction Security Procedures; or

     (6) a Phone/Electronic  Transaction  request transmitted by electronic mail or  transmitted  by any method not subject to the  Phone/Electronic  Transaction
Security Procedures; or

     (7) the failure or circumvention  of any physical or electronic  protection device,  including  any  firewall,  that  imposes  restrictions  on the  flow of electronic traffic in or out of any Computer System.

     This  Insuring  Agreement  I does not cover  loss  covered  under  Insuring
Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

                                     GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

     1. Except as provided  in  paragraph 2 below,  this Bond shall apply to any additional  office(s)  established  by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

     2. If during the Bond Period an Insured  Investment  Company shall merge or consolidate  with an institution in which such Insured is the surviving  entity,
or  purchase   substantially   all  the  assets  or  capital  stock  of  another
institution,  or acquire or create a separate  investment  portfolio,  and shall within  sixty (60) days  notify the  Underwriter  thereof,  then this Bond shall automatically  apply to the Property and Employees  resulting  from such merger, consolidation, acquisition or creation from the date thereof; provided, that the
Underwriter may make such coverage  contingent upon the payment of an additional premium.

B. WARRANTY

     No statement made by or on behalf of the Insured,  whether contained in the
Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such  statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

     The  Underwriter  will  indemnify  the  Insured  against  court  costs  and reasonable  attorneys'  fees  incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established  against the Insured,  would constitute a loss sustained by the Insured covered under the terms of this Bond;
provided,  however,  that with  respect to Insuring  Agreement A this  indemnity shall apply only in the event that

     1. an  Employee  admits  to  having  committed  or is  adjudicated  to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

     2. in the absence of such an admission or  adjudication,  an  arbitrator or arbitrators  acceptable to the Insured and the  Underwriter  concludes,  after a review of an agreed  statement  of  facts,  that an  Employee  has  committed  a
Dishonest or Fraudulent Act or Theft which caused the loss.

     The Insured shall promptly give notice to the Underwriter of any such legal proceeding  and upon request  shall furnish the  Underwriter  with copies of all pleadings and other papers therein.  At the  Underwriter's  election the Insured shall permit the Underwriter to conduct the defense of such legal  proceeding in the Insured's name,  through attorneys of the Underwriter's  selection.  In such event,  the Insured shall give all reasonable  information and assistance  which the  Underwriter  shall  deem  necessary  to the  proper  defense  of such legal proceeding.

     If the amount of the Insured's  liability or alleged  liability in any such legal  proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible  Amount is applicable,  or both, the indemnity  liability of the
Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured  would be entitled to recover  under this Bond
(other  than  pursuant  to this  General  Agreement  C) bears to the sum of such amount  plus the amount  which the  Insured is not  entitled  to  recover.  Such indemnity  shall be in addition  to the Limit of  Liability  for the  applicable
Insuring Agreement.

                   THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
                    AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                          PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

     A. "Alteration"  means the marking,  changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

     B. "Application"  means the Insured's  application (and any attachments and materials  submitted in connection  therewith)  furnished to the Underwriter for this Bond.

     C.  "Computer   System"  means  (1)  computers   with  related   peripheral
components, including storage components, (2) systems and applications software,
(3)  terminal  devices,   (4)  related   communications   networks  or  customer
communication  systems,  and (5) related  electronic funds transfer systems;  by which  data or monies  are  electronically  collected,  transmitted,  processed, stored or retrieved.

     D. "Counterfeit" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

     E. "Deductible Amount" means, with respect to any Insuring  Agreement,  the amount  set  forth  under  the  heading  "Deductible  Amount"  in  Item 3 of the
Declarations  or in any Rider for such  Insuring  Agreement,  applicable to each
Single Loss covered by such Insuring Agreement.

     F. "Depository"  means any "securities  depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

     G.  "Dishonest  or Fraudulent  Act" means any dishonest or fraudulent  act, including  "larceny and embezzlement" as defined in Section 37 of the Investment
Company Act of 1940,  committed with the conscious  manifest intent (1) to cause the  Insured  to  sustain a loss and (2) to  obtain  financial  benefit  for the perpetrator  or any  other  person  (other  than  salaries,  commissions,  fees, bonuses,  awards,  profit  sharing,  pensions  or other  employee  benefits).  A
Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

     H. "Electronic  Transmission" means any transmission effected by electronic means,  including but not limited to a transmission effected by telephone tones,
Telefacsimile, wireless device, or over the Internet.

   I .  "Employee" means:

     (1) each officer,  director,  trustee,  partner or employee of the Insured,
     and

     (2) each officer, director, trustee, partner or employee of any predecessor
of  the  Insured  whose  principal   assets  are  acquired  by  the  Insured  by
consolidation  or merger with,  or purchase of assets or capital  stock of, such predecessor, and

     (3) each  attorney  performing  legal  services  for the  Insured  and each employee of such attorney or of the law firm of such attorney  while  performing services for the Insured, and

     (4) each student who is an authorized  intern of the Insured,  while in any of the Insured's offices, and

      (5)  each officer, director, trustee, partner or employee of

         (a)  an investment adviser,
         (b)  an underwriter (distributor),
         (c)  a transfer agent or shareholder accounting recordkeeper, or

     (d) an  administrator  authorized  by written  agreement to keep  financial and/or other required  records,  for an Investment  Company named as an Insured, but only while (i) such officer,  partner or employee is performing  acts coming within the scope of the usual duties of an officer or employee of an Insured, or
(ii) such officer, director,  trustee, partner or employee is acting as a member of any  committee  duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured,  or (iii) such  director or trustee
(or anyone  acting in a similar  capacity)  is acting  outside  the scope of the usual duties of a director or trustee;  provided, that the term "Employee" shall not include any officer,  director,  trustee,  partner or employee of a transfer agent,  shareholder accounting recordkeeper or administrator (x) which is not an
"affiliated person" (as defined in Section 2(a) of the Investment Company Act of
1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a)
of the Investment Company Act of 1940), and

     (6) each  individual  assigned,  by  contract  or by any agency  furnishing temporary  personnel,  in either case on a  contingent  or part-time  basis,  to perform the usual duties of an employee in any office of the Insured, and

     (7) each individual  assigned to perform the usual duties of an employee or officer  of any  entity  authorized  by written  agreement  with the  Insured to perform  services as  electronic  data  processor of checks or other  accounting records of the Insured,  but excluding a processor  which acts as transfer agent or in any other  agency  capacity for the Insured in issuing  checks,  drafts or securities, unless included under subsection (5) hereof, and

     (8) each officer, partner or employee of
     (a) any Depository or Exchange,
     (b) any nominee in whose name is  registered  any Security  included in the systems for the central handling of securities established and maintained by any
Depository,  and
     (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,  while such officer,  partner or employee is  performing  services  for any  Depository  in the  operation  of systems  for the  central  handling  of  securities,  and (9) in the  case of an
Insured  which is an  "employee  benefit  plan" (as  defined in Section 3 of the
Employee  Retirement  Income  Security  Act of  1974  ("ERISA"))  for  officers, directors or employees of another Insured  ("In-House Plan"), any "fiduciary" or other  "plan  official"  (within  the  meaning of Section  412 of ERISA) of such
In-House  Plan,  provided  that  such  fiduciary  or other  plan  official  is a director,  partner,  officer,  trustee or employee of an Insured  (other than an
In-House Plan).

     Each  employer  of  temporary  personnel  and each  entity  referred  to in subsections (6) and (7) and their  respective  partners,  officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

     Brokers, agents,  independent  contractors,  or representatives of the same general  character  shall not be  considered  Employees,  except as  provided in subsections (3), (6), and (7).

     J. "Exchange" means any national  securities  exchange registered under the
Securities Exchange Act of 1934.

     K.  "Forgery"  means the  physical  signing  on a  document  of the name of another  person  (whether  real or  fictitious)  with the intent to  deceive.  A
Forgery may be by means of mechanically  reproduced facsimile signatures as well
as  handwritten  signatures.   Forgery  does  not  include  the  signing  of  an
individual's own name,  regardless of such individual's  authority,  capacity or purpose.

     L. "Items of Deposit" means one or more checks or drafts.

     M. "Investment  Company" or "Fund" means an investment  company  registered under the Investment Company Act of 1940.

     N. "Limit of Liability" means, with respect to any Insuring Agreement,  the limit of  liability  of the  Underwriter  for any  Single  Loss  covered by such
Insuring Agreement as set forth under the heading "Limit of Liability" in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

     O. "Mysterious  Disappearance"  means any  disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

     P. "Non-Fund" means any corporation,  business trust, partnership, trust or other entity which is not an Investment Company.

     Q.  "Phone/Electronic   Transaction  Security  Procedures"  means  security
procedures  for  Phone/Electronic  Transactions  as  provided  in writing to the
Underwriter.

     R. "Phone/Electronic Transaction" means any (1) redemption of shares issued by an Investment Company,  (2) election concerning dividend options available to
Fund  shareholders,  (3) exchange of shares in a registered  account of one Fund into shares in an  identically  registered  account of another  Fund in the same complex  pursuant to exchange  privileges  of the two Funds,  or (4) purchase of shares issued by an Investment Company, which redemption,  election, exchange or purchase  is  requested  by voice over the  telephone  or through an  Electronic
Transmission.

     S.  "Property"  means the  following  tangible  items:  money,  postage and revenue stamps,  precious metals,  Securities,  bills of exchange,  acceptances, checks,  drafts,  or other  written  orders or directions to pay sums certain in money,  certificates  of deposit,  due bills,  money orders,  letters of credit, financial futures  contracts,  conditional sales contracts,  abstracts of title, insurance policies,  deeds, mortgages,  and assignments of any of the foregoing, and other valuable papers,  including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data  processing  records), in which the Insured has an interest or in which the Insured  acquired or should have  acquired  an  interest  by reason of a  predecessor's  declared  financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal  assets of, such  predecessor  or which are held by the Insured for any purpose or in any capacity.

     T. "Securities" means original  negotiable or non-negotiable  agreements or instruments  which represent an equitable or legal  interest,  ownership or debt
(including  stock  certificates,   bonds,   promissory  notes,  and  assignments
thereof),  which are in the  ordinary  course of business  and  transferable  by physical delivery with appropriate endorsement or assignment.  "Securities" does not include bills of exchange,  acceptances,  certificates  of deposit,  checks, drafts,  or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

     U. "Security Company" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

     V. "Self  Regulatory  Organization"  means any  association  of  investment advisers or securities  dealers registered under the federal securities laws, or any Exchange.

     W.  "Shareholder  of Record"  means the record owner of shares issued by an
Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application,  or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

   X. "Single Loss" means:

     (1) all loss resulting from any one actual or attempted  Theft committed by one person, or

     (2) all loss caused by any one act (other  than a Theft or a  Dishonest  or
Fraudulent Act) committed by one person, or

     (3) all loss  caused by  Dishonest  or  Fraudulent  Acts  committed  by one person, or

     (4) all expenses incurred with respect to any one audit or examination, or

     (5) all loss  caused  by any one  occurrence  or  event  other  than  those specified in subsections (1) through (4) above.

     All acts or omissions of one or more persons  which  directly or indirectly aid or, by failure to report or  otherwise,  permit the  continuation  of an act referred to in  subsections  (1) through (3) above of any other  person shall be deemed to be the acts of such other person for purposes of this subsection.

     All acts or  occurrences  or events  which have as a common nexus any fact,
circumstance,   situation,   transaction  or  series  of  facts,  circumstances,
situations,  or transactions  shall be deemed to be one act, one occurrence,  or one event.

     Y.  "Telefacsimile"  means a system of transmitting  and reproducing  fixed graphic  material  (as, for example,  printing) by means of signals  transmitted over telephone lines or over the Internet.

     Z. "Theft" means  robbery,  burglary or hold-up,  occurring with or without violence or the threat of violence.

SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

     A. Loss  resulting  from (1) riot or civil  commotion  outside  the  United
States of America and Canada, or (2) war,  revolution,  insurrection,  action by armed forces, or usurped power,  wherever occurring;  except if such loss occurs in transit,  is  otherwise  covered  under  Insuring  Agreement D, and when such transit was initiated,  the Insured or any person initiating such transit on the
Insured's  behalf  had  no  knowledge  of  such  riot,  civil  commotion,   war,
revolution, insurrection, action by armed forces, or usurped power.

     B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity,  or biological or chemical agents or hazards,  or fire, smoke, or explosion, or the effects of any of the foregoing.

     C. Loss  resulting  from any Dishonest or  Fraudulent  Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

     D. Loss  resulting  from any  nonpayment  or other  default  of any loan or similar  transaction  made by the  Insured  or any of its  partners,  directors, officers or employees,  whether or not authorized  and whether  procured in good faith or through a Dishonest or  Fraudulent  Act,  unless such loss is otherwise covered under Insuring Agreement A, E or F.

     E. Loss  resulting  from any violation by the Insured or by any Employee of any  law,  or any rule or  regulation  pursuant  thereto  or  adopted  by a Self
Regulatory   Organization,   regulating  the  issuance,   purchase  or  sale  of
securities,  securities transactions upon security exchanges or over the counter markets,  Investment Companies, or investment advisers, unless such loss, in the absence  of such  law,  rule or  regulation,  would be  covered  under  Insuring
Agreement A, E or F.

     F. Loss of Property  while in the custody of any Security  Company,  unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured  under (1) the  Insured's  contract  with such  Security
Company,  and (2)  insurance or  indemnity of any kind carried by such  Security
Company for the benefit of, or otherwise  available to, users of its service, in which case this Bond shall  cover only such  excess,  subject to the  applicable
Limit of Liability and Deductible Amount.

     G. Potential  income,  including but not limited to interest and dividends, not realized by the Insured  because of a loss covered  under this Bond,  except when covered under Insuring Agreement H.

     H. Loss in the form of (1)  damages  of any type for which the  Insured  is legally liable,  except direct  compensatory  damages,  or (2) taxes,  fines, or penalties,  including  without  limitation  two-thirds  of treble  damage awards pursuant to judgments under any statute or regulation.

     I. Loss resulting from the surrender of Property away from an office of the
Insured as a result of a threat

     (1) to do bodily harm to any person,  except loss of Property in transit in the  custody of any  person  acting as  messenger  as a result of a threat to do bodily harm to such  person,  if the Insured had no  knowledge of such threat at the time such transit was initiated, or

     (2) to do damage to the  premises or Property of the  Insured,  unless such loss is otherwise covered under Insuring Agreement A.

     J.  All  costs,  fees  and  other  expenses  incurred  by  the  Insured  in establishing the existence of or amount of loss covered under this Bond,  except to the extent certain audit expenses are covered under Insuring Agreement B.

     K. Loss resulting  from payments made to or  withdrawals  from any account, involving  funds  erroneously  credited  to such  account,  unless  such loss is otherwise covered under Insuring Agreement A.

     L. Loss resulting from uncollectible  Items of Deposit which are drawn upon a financial  institution  outside the United States of America,  its territories and possessions, or Canada.

     M. Loss resulting from the Dishonest or Fraudulent  Acts,  Theft,  or other acts or omissions of an Employee  primarily engaged in the sale of shares issued by an  Investment  Company to persons  other than (1) a person  registered  as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor"
as defined in Rule  501(a) of  Regulation  D under the  Securities  Act of 1933, which is not an individual.

     N.  Loss  resulting  from  the  use  of  credit,  debit,  charge,   access,
convenience,  identification, cash management or other cards, whether such cards were  issued or purport to have been  issued by the  Insured or by anyone  else, unless such loss is otherwise covered under Insuring Agreement A.

     O. Loss resulting  from any purchase,  redemption or exchange of securities issued by an  Investment  Company or other  Insured,  or any other  instruction, request,  acknowledgement,  notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the  foregoing is  requested,  authorized  or directed or purported to be requested,  authorized  or directed by voice over the telephone or by Electronic
Transmission,  unless such loss is otherwise covered under Insuring  Agreement A or Insuring Agreement I.

     P. Loss resulting  from any Dishonest or Fraudulent Act or Theft  committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been  reasonably  discovered  by the due diligence of the Insured at or prior to the  time  of  acquisition  by  the  Insured  of  the  assets  acquired  from  a predecessor,  and (2) arose out of a lawsuit or valid claim brought  against the
Insured by a person  unaffiliated with the Insured or with any person affiliated with the Insured.

     Q. Loss resulting from the unauthorized entry of data into, or the deletion or  destruction  of data in, or the change of data elements or programs  within, any  Computer  System,  unless such loss is  otherwise  covered  under  Insuring
Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

     Upon payment to the Insured  hereunder for any loss, the Underwriter  shall be subrogated  to the extent of such payment to all of the Insured's  rights and claims in connection  with such loss;  provided,  however,  that the Underwriter shall not be  subrogated  to any such rights or claims one named  Insured  under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the  Underwriter  may deem  necessary  or  desirable  to secure and perfect such rights and claims,  including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

     Assignment  of any  rights or  claims  under  this Bond  shall not bind the
Underwriter without the Underwriter's written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

     This  Bond  is for  the  use  and  benefit  only  of the  Insured  and  the
Underwriter  shall not be liable  hereunder  for loss  sustained by anyone other than the  Insured,  except that if the Insured  includes  such other loss in the
Insured's proof of loss, the Underwriter shall consider its liability  therefor.
As soon as practicable  and not more than sixty (60) days after discovery of any loss covered  hereunder,  the Insured shall give the Underwriter  written notice thereof and, as soon as  practicable  and within one year after such  discovery, shall  also  furnish  to the  Underwriter  affirmative  proof of loss  with full particulars.  The  Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured  requests an  extension  and shows good cause therefor.

   See also General Agreement C (Court Costs and Attorneys' Fees).

     The Underwriter shall not be liable hereunder for loss of Securities unless each of the  Securities is identified in such proof of loss by a certificate  or bond number or by such identification  means as the Underwriter may require. The
Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to  investigate  the claim,  but where the loss is of
Securities  and is  clear  and  undisputed,  settlement  shall  be  made  within forty-eight (48) hours even if the loss involves  Securities of which duplicates may be obtained.

     The Insured shall not bring legal  proceedings  against the  Underwriter to recover any loss  hereunder  prior to sixty (60) days after filing such proof of loss or subsequent to  twenty-four  (24) months after the discovery of such loss or, in the case of a legal  proceeding  to recover  hereunder  on account of any judgment  against the Insured in or settlement of any suit  mentioned in General
Agreement C or to recover court costs or attorneys'  fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any  applicable  law, such limitation  shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

     Notice hereunder shall be given to Manager,  Professional Liability Claims,
ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

SECTION 5.  DISCOVERY

     For all purposes under this Bond, a loss is discovered,  and discovery of a loss occurs, when the Insured

     (1) becomes aware of facts, or

     (2) receives  notice of an actual or potential claim by a third party which alleges  that the  Insured is liable  under  circumstances,  which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

     For the purpose of determining the amount of any loss hereunder,  the value of any  Property  shall be the  market  value of such  Property  at the close of business on the first  business day before the  discovery  of such loss;  except that

     (1) the value of any Property  replaced by the Insured prior to the payment of a claim  therefor  shall be the actual  market value of such  Property at the time of  replacement,  but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

     (2)  the  value  of   Securities   which  must  be   produced  to  exercise
subscription,  conversion,  redemption or deposit privileges shall be the market value of such  privileges  immediately  preceding the expiration  thereof if the loss of such Securities is not discovered  until after such  expiration,  but if there is no quoted or other  ascertainable  market  price for such  Property  or privileges  referred  to in clauses  (1) and (2),  their value shall be fixed by agreement  between  the  parties  or by  arbitration  before  an  arbitrator  or arbitrators acceptable to the parties; and

     (3) the value of books of accounts or other  records used by the Insured in the conduct of its business  shall be limited to the actual cost of blank books, blank pages or other  materials if the books or records are reproduced  plus the cost of labor for the  transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

     The maximum  liability of the  Underwriter  hereunder  for lost  Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability.  If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such
Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost  Securities,  and in such case the Insured  shall  cooperate to effect such replacement.  To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss),  the Insured will pay the usual premium  charged for the lost  instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

     If the value of such Securities  exceeds the applicable  Deductible  Amount
(at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the  applicable  Deductible  Amount bears to the value of such  Securities  upon discovery of the loss,  and will  indemnify  the issuer of such bond against all loss and expense that is not recovered from the Underwriter  under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

     If any  recovery  is made,  whether by the Insured or the  Underwriter,  on account of any loss within the  applicable  Limit of  Liability  hereunder,  the
Underwriter  shall be entitled to the full amount of such  recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made,  whether by the Insured or the Underwriter,  on account of any loss  in  excess  of the  applicable  Limit  of  Liability  hereunder  plus  the
Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the
Underwriter,  the amount of such recovery,  net of the actual costs and expenses of recovery,  shall be applied to reimburse  the Insured in full for the portion of such loss in excess of such Limit of Liability,  and the  remainder,  if any, shall be paid first to reimburse the  Underwriter for all amounts paid hereunder with  respect to such loss and then to the  Insured to the extent of the portion of such loss  within the  Deductible  Amount.  The  Insured  shall  execute  all documents  which the  Underwriter  deems necessary or desirable to secure to the
Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring  Agreement for each Single Loss,  notwithstanding any previous  loss (other than such Single Loss) for which the  Underwriter  may have paid or be liable to pay hereunder;  PROVIDED,  however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with  respect to any Single  Loss  shall be limited to the  applicable  Limit of
Liability  irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.  MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

     The maximum liability of the Underwriter for any Single Loss covered by any
Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring  Agreement,  subject to the applicable  Deductible  Amount and the other  provisions  of this Bond.  Recovery  for any Single  Loss may not be made under more than one Insuring  Agreement.  If any Single Loss covered  under this
Bond is  recoverable  or  recovered  in whole or in part because of an unexpired discovery  period under any other bonds or policies issued by the Underwriter to the  Insured or to any  predecessor  in  interest  of the  Insured,  the maximum liability of the  Underwriter  shall be the greater of either (1) the applicable
Limit  of  Liability  under  this  Bond,  or (2) the  maximum  liability  of the
Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

     Notwithstanding  anything to the  contrary  herein,  if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured,  the Underwriter  shall be liable hereunder only for the portion of such loss in excess of the amount  recoverable  under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

     The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered  thereunder,  after  deducting  the net amount of all reimbursement  and/or recovery received by the Insured with respect to such loss
(other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter  hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter  shall be liable only for such excess,  subject to the applicable Limit of Liability and the other terms of this Bond.

     No  Deductible  Amount  shall  apply to any  loss  covered  under  Insuring
Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

     The  Underwriter  may terminate this Bond as to any Insured or all Insureds only by  written  notice  to such  Insured  or  Insureds  and,  if this  Bond is terminated  as to any  Investment  Company,  to  each  such  Investment  Company terminated  thereby and to the Securities and Exchange  Commission,  Washington,
D.C., in all cases not less than sixty (60) days prior to the effective  date of termination specified in such notice.

     The  Insured  may  terminate  this  Bond  only  by  written  notice  to the
Underwriter  not less than sixty (60) days  prior to the  effective  date of the termination  specified in such notice.  Notwithstanding the foregoing,  when the
Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides  written  notice of the  termination  to each such  Investment  Company terminated  thereby and to the Securities and Exchange  Commission,  Washington,
D.C.

     This Bond will  terminate as to any Insured that is a Non-Fund  immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal  official or agency,  or by any  receiver or  liquidator,  or (2) the filing of a petition under any State or Federal  statute  relative to bankruptcy or reorganization of the Insured,  or assignment for the benefit of creditors of the Insured.

     Premiums  are  earned  until  the  effective  date  of   termination.   The
Underwriter  shall  refund  the  unearned  premium  computed  at short  rates in accordance with the  Underwriter's  standard short rate  cancellation  tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

     Upon the  detection  by any Insured  that an  Employee  has  committed  any
Dishonest or Fraudulent  Act(s) or Theft, the Insured shall  immediately  remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent  Dishonest or Fraudulent Act(s) or Theft. The
Insured,  within  two (2)  business  days of such  detection,  shall  notify the
Underwriter  with full and complete  particulars  of the  detected  Dishonest or
Fraudulent Act(s) or Theft.

     For purposes of this section,  detection occurs when any partner,  officer, or  supervisory  employee  of any  Insured,  who is not in  collusion  with such
Employee,  becomes  aware that the  Employee  has  committed  any  Dishonest  or
Fraudulent Act(s) or Theft.

     This Bond shall  terminate  as to any  Employee by written  notice from the
Underwriter  to each Insured and, if such  Employee is an Employee of an Insured
Investment Company, to the Securities and Exchange Commission,  in all cases not less than sixty (60) days prior to the effective date of  termination  specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

     At any time prior to the effective  date of  termination of this Bond as to any Insured,  such Insured may, by written notice to the  Underwriter,  elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover  loss  sustained by such Insured prior to the effective date of such  termination  and shall pay an additional  premium  therefor as the
Underwriter may require.

     Such additional  discovery  period shall terminate  immediately and without notice  upon the  takeover  of such  Insured's  business by any State or Federal official  or agency,  or by any  receiver  or  liquidator.  Promptly  after such termination the Underwriter shall refund to the Insured any unearned premium.

     The right to purchase such additional discovery period may not be exercised by any State or Federal  official or agency,  or by any receiver or  liquidator, acting or appointed to take over the Insured's business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

     The Underwriter shall not be liable for loss in connection with the central handling of  securities  within the systems  established  and  maintained by any
Depository  ("Systems"),  unless  the  amount of such loss  exceeds  the  amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the
Underwriter  shall be  liable  hereunder  only for the  Insured's  share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

     For  determining  the Insured's  share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included  within the Systems  equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2)
the Depository  shall have reasonably and fairly  apportioned  the  Depository's
Recovery among all those having an interest as recorded by  appropriate  entries in the books and records of the Depository in Property involved in such loss, so that each such interest  shall share in the  Depository's  Recovery in the ratio that the  value of each  such  interest  bears  to the  total  value of all such interests;  and (3) the Insured's  share of such excess loss shall be the amount of the  Insured's  interest  in such  Property  in  excess of the  amount(s)  so apportioned to the Insured by the Depository.

     This Bond does not afford  coverage in favor of any  Depository or Exchange or any nominee in whose name is  registered  any  security  included  within the
Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

   If more than one entity is named as the Insured:

     A. the total  liability of the  Underwriter  hereunder for each Single Loss shall not exceed the Limit of Liability  which would be applicable if there were only one named  Insured,  regardless  of the  number of Insured  entities  which sustain loss as a result of such Single Loss,

     B. the Insured  first named in Item 1 of the  Declarations  shall be deemed authorized to make,  adjust, and settle, and receive and enforce payment of, all claims  hereunder as the agent of each other  Insured for such  purposes and for the  giving  or  receiving  of any  notice  required  or  permitted  to be given hereunder;  provided,  that the  Underwriter  shall promptly  furnish each named
Insured  Investment  Company  with (1) a copy of this  Bond  and any  amendments thereto,  (2) a copy of each  formal  filing of a claim  hereunder  by any other
Insured,  and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

     C. the  Underwriter  shall not be responsible or have any liability for the proper  application by the Insured first named in Item 1 of the  Declarations of any payment made hereunder to the first named Insured,

     D. for the purposes of Sections 4 and 13, knowledge  possessed or discovery made by any  partner,  officer or  supervisory  Employee  of any  Insured  shall constitute knowledge or discovery by every named Insured,

     E. if the first  named  Insured  ceases for any reason to be covered  under this Bond,  then the Insured next named shall  thereafter  be  considered as the first named Insured for the purposes of this Bond, and

     F. each named  Insured shall  constitute  "the Insured" for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

     Within  thirty  (30) days  after  learning  that there has been a change in control of an Insured by  transfer  of its  outstanding  voting  securities  the
Insured shall give written notice to the Underwriter of:

     A. the  names  of the  transferors  and  transferees  (or the  names of the beneficial owners if the voting securities are registered in another name), and

     B. the total number of voting  securities  owned by the transferors and the transferees (or the beneficial  owners),  both immediately  before and after the transfer, and

     C. the total number of outstanding voting securities.

     As  used  in  this  Section,  "control"  means  the  power  to  exercise  a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

     This Bond may only be modified by written  Rider forming a part hereof over the signature of the Underwriter's  authorized  representative.  Any Rider which modifies the coverage  provided by Insuring  Agreement A, Fidelity,  in a manner which adversely  affects the rights of an Insured  Investment  Company shall not become  effective until at least sixty (60) days after the Underwriter has given written notice thereof to the  Securities and Exchange  Commission,  Washington,
D.C., and to each Insured Investment Company affected thereby.

     IN WITNESS WHEREOF,  the Underwriter has caused this Bond to be executed on the Declarations Page.

 NOSHADE>

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 1

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INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
-----------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood and agreed that Item 1 of the  Declarations,  Name of Insured,  shall include the following:

      Centennial Asset Management Corporation
      Oppenheimer Acquisition Corp.
      Oppenheimer Real Asset Management, Inc.
      OppenheimerFunds Distributor, Inc.
      OppenheimerFunds Legacy Program
      OppenheimerFunds Services, a division of OppenheimerFunds, Inc.
      Shareholder Financial Services, Inc.
      Shareholder Services, Inc.
      Tremont Partners, Inc.
      OppenheimerFunds, Inc. Capital Accumulation Plan
      OppenheimerFunds, Inc. Deferred Compensation Plan
      Bond Fund Series, a series fund consisting of:
o     Oppenheimer Convertible Securities Fund
      Centennial California Tax Exempt Trust
      Centennial Government Trust
      Centennial Money Market Trust
      Centennial New York Tax-Exempt Trust
      Centennial Tax Exempt Trust
      OFI Tremont Core Strategies Hedge Fund
      Oppenheimer AMT-Free Municipals
      Oppenheimer AMT-Free New York Municipals
      Oppenheimer Balanced Fund
      Oppenheimer Baring China Fund
      Oppenheimer Baring Japan Fund
      Oppenheimer Baring SMA International Fund
      Oppenheimer California Municipal Fund
      Oppenheimer Capital Appreciation Fund
      Oppenheimer Capital Income Fund
      Oppenheimer Cash Reserves
      Oppenheimer Champion Income Fund
      Oppenheimer Commodity Strategy Total Return Fund
      Oppenheimer Developing Markets Fund
      Oppenheimer Discovery Fund
      Oppenheimer Dividend Growth Fund
      Oppenheimer Emerging Growth Fund
      Oppenheimer Equity Fund, Inc.
      Oppenheimer Equity Income Fund, Inc.
      Oppenheimer Global Fund
      Oppenheimer Global Opportunities Fund
      Oppenheimer Global Value Fund
      Oppenheimer Gold & Special Minerals Fund
      Oppenheimer Integrity Funds, a series fund consisting of:
o     Oppenheimer Core Bond Fund
      Oppenheimer International Bond Fund
      Oppenheimer International Diversified Fund
      Oppenheimer International Growth Fund
      Oppenheimer International Small Company Fund
      Oppenheimer International Value Trust, a series fund consisting of:
o     Oppenheimer International Value Fund
      Oppenheimer Limited Term California Municipal Fund
      Oppenheimer Limited-Term Government Fund
      Oppenheimer Main Street Funds, Inc.(R), a series fund consisting of:
o     Oppenheimer Main Street Fund(R)
      Oppenheimer Main Street Opportunity Fund(R)
      Oppenheimer Main Street Small Cap Fund(R)
      Oppenheimer Master Event-Linked Bond Fund, LLC
      Oppenheimer Master International Value Fund, LLC
      Oppenheimer Master Loan Fund, LLC
      Oppenheimer MidCap Fund
      Oppenheimer Money Market Fund, Inc.
      Oppenheimer Multi-State Municipal Trust, a series fund consisting of:
o     Oppenheimer New Jersey Municipal Fund
o     Oppenheimer Pennsylvania Municipal Fund
o     Oppenheimer Rochester National Municipals
      Oppenheimer Municipal Fund, a series fund consisting of:
o     Oppenheimer Limited Term Municipal Fund
      Oppenheimer Portfolio Series Fixed Income Active Allocation Fund
      Oppenheimer Portfolio Series, a series fund consisting of:
o     Active Allocation Fund
o     Equity Investor Fund
o     Conservative Investor Fund
o     Moderate Investor Fund
      Oppenheimer Principal Protected Trust II, a series fund consisting of:
o     Oppenheimer Principal Protected Main Street Fund II
      Oppenheimer Principal Protected Trust III, a series fund consisting of:
o     Oppenheimer Principal Protected Main Street Fund III
      Oppenheimer Principal Protected Trust, a series fund consisting of:
o     Oppenheimer Principal Protected Main Street Fund
      Oppenheimer Quest for Value Funds, a series consisting of:
o     Oppenheimer Quest Balanced Fund
o     Oppenheimer Quest Opportunity Value Fund
o     Oppenheimer Small- & Mid- Cap Value Fund
      Oppenheimer Quest International Value Fund, Inc.
      Oppenheimer Real Estate Fund
      Oppenheimer Rising Dividends Fund, Inc.
      Oppenheimer Select Value Fund
      Oppenheimer Senior Floating Rate Fund
      Oppenheimer Series Fund, Inc., a series fund consisting of:
o     Oppenheimer Value Fund
      Oppenheimer Strategic Income Fund
      Oppenheimer Tremont Market Neutral Fund, LLC
      Oppenheimer Tremont Opportunity Fund, LLC
      Oppenheimer U.S. Government Trust
      Oppenheimer Variable Account Funds, a series fund consisting of:
o     Oppenheimer Balanced Fund/ VA
o     Oppenheimer Capital Appreciation Fund/ VA
o     Oppenheimer Core Bond Fund/ VA
o     Oppenheimer Global Securities Fund/ VA
o     Oppenheimer High Income Fund/ VA
o     Oppenheimer Main Street Fund/ VA
o     Oppenheimer Main Street Small Cap Fund/ VA
o     Oppenheimer MidCap Fund/ VA
o     Oppenheimer Money Fund/ VA
o     Oppenheimer Strategic Bond Fund/ VA
o     Oppenheimer Value Fund/ VA
      Panorama Series Fund, Inc., a series fund consisting of:
o     Growth Portfolio
o     Oppenheimer International Growth Fund/VA
o     Total Return Portfolio
      Rochester Fund Municipals
      Rochester Portfolio Series, a series fund consisting of:
o     Limited Term New York Municipal Fund
      Oppenheimer Institutional Money Market Fund
      Oppenheimer Absolute Return Fund
      Oppenheimer Life Cycle Funds:
o     Oppenheimer Transition 2010 Fund
o     Oppenheimer Transition 2015 Fund
o     Oppenheimer Transition 2020 Fund
o     Oppenheimer Transition 2025 Fund
o     Oppenheimer Transition 2030 Fund
o     Oppenheimer Transition 2040 Fund
o     Oppenheimer Transition 2050 Fund
      Oppenheimer Rochester(TM)Double Tax-Free Municipals Fund
      Oppenheimer Rochester General Municipal Fund
      Oppenheimer Rochester Arizona Municipal Fund
      Oppenheimer Rochester Maryland Municipal Fund
      Oppenheimer Rochester Massachusetts Municipal Fund
      Oppenheimer Rochester Michigan Municipal Fund
      Oppenheimer Rochester Minnesota Municipal Fund
      Oppenheimer Rochester North Carolina Municipal Fund
      Oppenheimer Rochester Ohio Municipal Fund
      Oppenheimer Rochester Virginia Municipal Fund
      Oppenheimer  SMA Core Bond Fund
      Oppenheimer  SMA International Bond Fund
      Oppenheimer Target Distribution Fund
      Oppenheimer Target Distribution & Growth Fund

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 2

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood  and agreed that this Bond (other than  Insuring  Agreements C and D)
does  not  cover  loss  resulting  from  or in  connection  with  any  business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund,  except loss,  otherwise  covered  by the  terms  of  this  Bond,  resulting  from or in connection with

     (1) services  rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection  with the  issuance,  transfer or redemption of their
Fund shares; or

     (2) Investment Advisory Services rendered by a Non-Fund to any Fund; or

     (3) distribution,  administrative or transfer agency services rendered by a
Non-Fund to any Fund; or

     (4) in the  case of a  Non-Fund  substantially  all of  whose  business  is rendering  the  services  described  in (1),  (2),  or (3)  above,  the  general business, activities or operations of such Non-Fund, excluding (a) the rendering of  services  (other  than those  described  in (1),  (2),  or (3) above) to any person, or (b) the sale of goods or property of any kind.

     It is further  understood  and agreed  that with  respect to any  Non-Fund,
Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest,  in each case wholly or partially in  connection  with the  provision of services as described in (1), (2), or (3)
above.

     As used  herein,  "Investment  Advisory  Services"  means (a)  advice  with respect to the desirability of investing in, purchasing or selling securities or other  property,  including  the power to  determine  what  securities  or other property  shall  be  purchased  or  sold,  but  not  including  furnishing  only statistical and other factual information (such as economic factors and trends);
and (b) the provision of financial,  economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 3

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood  and agreed that this Bond (other than  Insuring  Agreements C and D)
does  not  cover  loss  resulting  from  or in  connection  with  any  business, activities,  acts or  omissions  of any  Insured or any  Employee of any Insured where  such  loss  is  based  upon,  arises  out of or in any way  involves  the provision of services to any Plan,  EXCEPT loss,  otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

     (a) the  provision  of  Investment  Advisory  Services by an Insured to any
In-House Plan; or

     (b) the provision of Administrative  Services by an Insured to any In-House
Plan;

     (c) the provision of Investment Advisory Services by an Insured ("Adviser")
to any Third Party Plan that is a client of the Adviser; or

     (d) the  provision  of  Administrative  Services by an Insured to any Third
Party Plan that is a client of the Insured.

     It is further  understood and agreed that Insuring  Agreements C and D only cover loss of Property  which an Insured uses or holds,  or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

     It is further  understood  and agreed that  notwithstanding  the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of
Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

     (1) the  discretionary  voting by or on  behalf  of any Plan of  Designated
Securities  owned or held by such Plan,  unless,  in the case of a vote by or on behalf of the Plan,  such vote was  pursuant to the  direction  of a majority of trustees of such Plan who were not then Interested Trustees;

     (2)  custodial  services for the  safekeeping  and custody of securities or other property;

     (3)  liability  of an Insured  arising  from its status as the  employer of employees  covered by a Plan  (including  liability  arising from the  Insured's failure to collect contributions or to pay benefits); or

     (4) in the case of an Insured  acting or  purporting to act as a trustee or
"directed  trustee"  for any Third  Party  Plan,  any  liability  of the Insured arising from its actual or alleged status as a fiduciary  (within the meaning of the Employee  Retirement Security Act of 1974, as amended ("ERISA")) to any such
Third  Party Plan or its actual or alleged  violation  of Section  502(a)(3)  of
ERISA,  except that this  subpart  (4) shall not  preclude  indemnification  for associated  court costs and  attorneys'  fees for which  coverage  is  otherwise available under General Agreement C of this Bond.

     It is further understood and agreed that for purposes of this rider:

     (1)   "Administrative   Services"  shall  mean   administrative   services,
including, without limitation,  voting securities which are Plan assets, causing
Plan  assets to be  invested  as  directed  in  accordance  with the  Plan,  and maintaining  records and preparing  reports with respect to Plan  contributions, participant accounts and investments.

     (2)  "Affiliated  Entity" means any entity  controlling,  controlled by, or under common control with an Insured.

     (3) "Designated  Securities" means securities  issued by an Insured,  or by any  Affiliated  Entity,  or by any Fund to which such Insured or any Affiliated
Entity provides any services.

     (4)  "Interested  Trustee"  means any  trustee of a Plan who is also (a) an officer,  director,  trustee,  partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding  voting securities of, (i) any
Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services,  or (b) an
Insured or an Affiliated Entity.

     (5) "Plan" means any  retirement or employee  benefit  plan,  including any trust relating thereto.

     (6) "In-House Plan" means any Plan for employees of an Insured,  or for any
Affiliated  Entity,  but always excluding  employee stock ownership plans, stock bonus plans, and any trusts relating thereto.

     (7) "Third  Party Plan" means any Plan for  employees  of an entity that is neither an Insured nor an Affiliated Entity.

     It is further  understood  and agreed that with respect to In-House  Plans, for  purposes  of Rider No. 2 of this bond only,  an  In-House  Plan named as an
Insured under this bond shall not be deemed to be a Non-Fund.

Except as above stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.
                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 4

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood  and agreed that  notwithstanding  anything  to the  contrary in this
Bond,  this Bond shall not cover loss resulting  from or in connection  with the discretionary voting by any Insured of securities owned or held by any client of such Insured,  where such securities are issued by (1) such Insured,  or (2) any entity  controlling,  controlled  by, or under common control with such Insured,
("Affiliated  Entity"),  or (3) any Fund to which such Insured or any Affiliated
Entity provides any services.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 5

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood and agreed that  notwithstanding  Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

   J. COMPUTER SECURITY

     Loss (including loss of Property)  resulting  directly from Computer Fraud;
provided,  that the Insured has adopted in writing and  generally  maintains and follows during the Bond Period all Computer  Security  Procedures.  The isolated failure of the Insured to maintain  and follow a  particular  Computer  Security
Procedure  in a  particular  instance  will not  preclude  coverage  under  this
Insuring Agreement, subject to the specific exclusions herein and in the Bond.

     1. Definitions.  The following terms used in this Insuring  Agreement shall have the following meanings:

     a. "Authorized  User" means any person or entity  designated by the Insured
(through  contract,   assignment  of  User  Identification,   or  otherwise)  as
authorized to use a Covered Computer System, or any part thereof.  An individual who invests in an Insured Fund shall not be considered to be an Authorized  User solely by virtue of being an investor.

     b.  "Computer  Fraud"  means the  unauthorized  entry of data into,  or the deletion  or  destruction  of data in, or change of data  elements  or  programs within, a Covered Computer System which:

     (1) is  committed by any  Unauthorized  Third Party  anywhere,  alone or in collusion with other Unauthorized Third Parties; and

     (2) is  committed  with the  conscious  manifest  intent  (a) to cause  the
Insured  to  sustain  a  loss,  and  (b) to  obtain  financial  benefit  for the perpetrator or any other person; and

     (3) causes (x) Property to be  transferred,  paid or  delivered;  or (y) an account of the Insured,  or of its customer,  to be added,  deleted,  debited or credited;  or (z)  an  unauthorized  or  fictitious  account  to be  debited  or credited.

     c.  "Computer  Security  Procedures"  means  procedures  for  prevention of unauthorized  computer access and use and  administration of computer access and use as provided in writing to the Underwriter.

     d.  "Covered  Computer  System"  means any Computer  System as to which the
Insured has possession, custody and control.

     e. "Unauthorized  Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

     f. "User  Identification"  means any unique  user name  (i.e.,  a series of characters) that is assigned to a person or entity by the Insured.

     2.  Exclusions.  It is further  understood  and agreed  that this  Insuring
Agreement J shall not cover:

     a. Any loss covered under Insuring  Agreement A,  "Fidelity," of this Bond;
and

     b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information,  material or data (including but not limited to trade secrets, computer programs or customer information); and

     c. Any loss resulting from the intentional failure to adhere to one or more
Computer Security Procedures; and

     d. Any loss resulting  from a Computer  Fraud  committed by or in collusion with:

     (1) any Authorized User (whether a natural person or an entity); or

     (2) in the  case  of any  Authorized  User  which  is an  entity,  (a)  any director,  officer,  partner,  employee or agent of such Authorized User, or (b)
any entity which  controls,  is controlled  by, or is under common  control with such Authorized User ("Related Entity"), or (c) any director,  officer, partner, employee or agent of such Related Entity; or

     (3) in the case of any  Authorized  User who is a natural  person,  (a) any entity for which such Authorized User is a director,  officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity,  or (c) any entity which controls,  is controlled by, or is under common  control  with such  Employer  Entity  ("Employer-Related
Entity"),  or (d) any  director,  officer,  partner,  employee  or agent of such
Employer-Related Entity;

         and

     e. Any loss resulting from physical damage to or destruction of any Covered
Computer  System,  or any part  thereof,  or any data,  data  elements  or media associated therewith; and

     f. Any loss resulting  from Computer  Fraud  committed by means of wireless access to any Covered  Computer System,  or any part thereof,  or any data, data elements or media associated therewith; and

     g.  Any  loss  not  directly  and  proximately  caused  by  Computer  Fraud
(including, without limitation, disruption of business and extra expense); and

     h. Payments made to any person(s) who has  threatened to deny or has denied authorized  access to a Covered  Computer  System or otherwise has threatened to disrupt the business of the Insured.

     For  purposes  of this  Insuring  Agreement,  "Single  Loss," as defined in
Section  1.X of this  Bond,  shall  also  include  all loss  caused by  Computer
Fraud(s) committed by one person, or in which one person is implicated,  whether or not that  person is  specifically  identified.  A series of losses  involving unidentified individuals,  but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

     It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

     Coverage under this Insuring  Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

     (a) by written  notice from the  Underwriter  not less than sixty (60) days prior to the effective date of termination specified in such notice; or

     (b) immediately by written notice from the Insured to the Underwriter.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 6

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood and agreed that:

     1. In the event that a loss is covered  under more than one bond  issued to
OppenheimerFunds,  Inc. or any affiliates thereof issued by ICI Mutual Insurance
Company,  the  total  liability  of  ICI  Mutual  Insurance  Company  under  all implicated  bonds in  combination  shall  not  exceed  the  applicable  Limit of
Liability  of the  largest  of the  implicated  bonds.  In no  event  shall  the applicable Limits of Liability of each of the implicated bonds be added together or otherwise  combined to determine the total liability of ICI Mutual  Insurance
Company.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 7

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

                                      FINRA BOND RIDER

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood and agreed that with respect to  OppenheimerFunds  Distributor,  Inc.
only, this Bond is amended as follows:

     1. For  purposes  of  Insuring  Agreement  C ("On  Premises"),  Sections  2
("Exclusions"),  and Section 6 ("Valuation  of Property"),  "Property"  shall be deemed to include furnishings,  fixtures, supplies, and equipment located within the office of and owned by the Insured; and

     2. For  purposes  of  Insuring  Agreement  C ("On  Premises"),  "Mysterious
Disappearances" shall be deemed to include "misplacement."

     3. The last sentence of Section 1.I ("Definitions - `Employee") and Section
2.M are deleted; and

     4. The following  statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority,
Inc. in the event the Bond is cancelled,  terminated or substantially  modified.
Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

     5. The first sentence of the second paragraph of Section 13 ("Termination")
is amended to read as  follows:  "The  Insured may  terminate  this Bond only by
written  notice  to  the  Underwriter   prior  to  the  effective  date  of  the
termination, with such effective date specified in the notice;" and

     6.  With  respect  to  the  following  Insuring  Agreements,  Item 3 of the
Declarations is modified to read as follows:

                                                    Deductible
                                                      Amount
   Insuring Agreement A - Fidelity                 $30,000
   Insuring Agreement B - Audit Expense            $30,000
   Insuring Agreement C - On Premises              $30,000
   Insuring Agreement D - In Transit               $30,000
   Insuring Agreement E - Forgery or Alteration    $30,000
   Insuring Agreement F - Securities               $30,000
   Insuring Agreement G - Counterfeit Currency     $30,000

     It is further  understood  and agreed,  the  Underwriter  will use its best efforts to notify the Financial Industry  Regulatory  Authority,  Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 8

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

                                      FINRA BOND RIDER

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby
understood  and  agreed  that  with  respect  to  Centennial   Asset  Management
Corporation only, this Bond is amended as follows:

     1. For  purposes  of  Insuring  Agreement  C ("On  Premises"),  Sections  2
("Exclusions"),  and Section 6 ("Valuation  of Property"),  "Property"  shall be deemed to include furnishings,  fixtures, supplies, and equipment located within the office of and owned by the Insured; and

     2. For  purposes  of  Insuring  Agreement  C ("On  Premises"),  "Mysterious
Disappearances" shall be deemed to include "misplacement."

     3. The last sentence of Section 1.I ("Definitions - `Employee") and Section
2.M are deleted; and

     4. The following  statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority,
Inc. in the event the Bond is cancelled,  terminated or substantially  modified.
Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

     5. The first sentence of the second paragraph of Section 13 ("Termination")
is amended to read as  follows:  "The  Insured may  terminate  this Bond only by
written  notice  to  the  Underwriter   prior  to  the  effective  date  of  the
termination, with such effective date specified in the notice;" and

     It is further  understood  and agreed,  the  Underwriter  will use its best efforts to notify the Financial Industry  Regulatory  Authority,  Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 9

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood  and agreed that the  Deductible  Amount for  Insuring  Agreement  E,
Forgery or Alteration,  and Insuring  Agreement F,  Securities,  shall not apply with respect to loss through Forgery of a signature on the following documents:

     (1) letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,

     (2) letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

     (3) written  request to a trustee or custodian for a Designated  Retirement
Account  ("DRA") which holds shares of an Insured  Fund,  where such request (a)
purports  to be from or at the  instruction  of the Owner of such  DRA,  and (b)
directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA  established for the benefit of such Owner;
provided, that the Limit of Liability for a Single Loss as described above shall be $50,000  and that the  Insured  shall bear 20% of each such loss.  This Rider shall not apply in the case of any such Single Loss which  exceeds  $50,000;  in such case the Deductible  Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

     (A)  "Designated  Retirement  Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

     (B) "Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 10

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood  and agreed that this Bond does not cover any loss  resulting from or in connection with the acceptance of any Third Party Check, unless

     (1) such Third Party Check is used to open or increase an account  which is registered  in the name of one or more of the payees on such Third Party  Check,
and

     (2) reasonable efforts are made by the Insured,  or by the entity receiving
Third Party Checks on behalf of the Insured,  to verify all  endorsements on all
Third Party Checks made  payable in amounts  greater  than  $100,000  (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

     For purposes of this Rider,  "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

     It is further  understood and agreed that  notwithstanding  anything to the contrary  above or  elsewhere  in the  Bond,  this  Bond does not cover any loss resulting  from or in  connection  with the  acceptance  of a Third  Party Check where:

     (1)  any  payee  on such  Third  Party  Check  reasonably  appears  to be a corporation or other entity; or

     (2) such  Third  Party  Check is made  payable  in an amount  greater  than
$100,000 and does not include the purported  endorsements  of all payees on such
Third Party Check.

     It is further  understood  and agreed  that this Rider shall not apply with respect to any  coverage  that may be  available  under  Insuring  Agreement  A,
"Fidelity."

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 11

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood and agreed that,  notwithstanding anything to the contrary in General
Agreement A of this Bond,  Item 1 of the  Declarations  shall  include any Newly
Created  Investment  Company or portfolio provided that the Insured shall submit to the  Underwriter  within  fifteen  (15) days  after the end of each  calendar quarter,  a list of all Newly Created  Investment  Companies or portfolios,  the estimated annual assets of each Newly Created  Investment  Company or portfolio, and copies of any prospectuses and statements of additional information relating
to  such  Newly  Created  Investment   Companies  or  portfolios,   unless  said
prospectuses  and  statements of  additional  information  have been  previously submitted. Following the end of a calendar quarter, any Newly Created Investment
Company or portfolio created within the preceding calendar quarter will continue to be an  Insured  only if the  Underwriter  is  notified  as set  forth in this paragraph,  the information required herein is provided to the Underwriter,  and the  Underwriter  acknowledges  the  addition of such Newly  Created  Investment
Company or portfolio to the Bond by a Rider to this Bond.

     For purposes of this Rider,  Newly Created  Investment Company or portfolio shall mean any Investment  Company or portfolio for which  registration with the
SEC has been  declared  effective  for a time  period of less than one  calendar quarter.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 12

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  for the  premium  charged  for this  Bond,  it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond
(including  Insuring  Agreement I), this Bond does not cover any loss  resulting from any On-Line  Redemption(s)  or On-Line  Purchase(s)  involving an aggregate amount in excess of $250,000 per shareholder account per day, unless before such redemption(s) or purchase(s),  in a procedure initiated by the Insured or by the
entity  receiving  the  request  for  such  On-Line   Redemption(s)  or  On-Line
Purchase(s):

     (i) the  Shareholder  of Record  verifies,  by some  method  other  than an
Electronic  Transmission effected by  computer-to-computer  over the Internet or utilizing  modem or similar  connections,  that each such redemption or purchase has been  authorized,  and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized  employee of the bank verifies the account  number to or from which funds are being  transferred, and  that  the  name on the  account  is the  same as the  name of the  intended recipient of the proceeds.

     It is further  understood  and agreed  that,  notwithstanding  the Limit of
Liability  set forth herein or any other  provision  of this Bond,  the Limit of
Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars  ($10,000,000) and the On-Line Deductible with respect to
Insuring Agreement I is Fifty Thousand Dollars ($50,000).

     It is  further  understood  and  agreed  that  notwithstanding  Section  8,
Non-Reduction  and  Non-Accumulation  of Liability and Total  Liability,  or any
other  provision  of  this  Bond,  the  Aggregate  Limit  of  Liability  of  the
Underwriter under this Bond with respect to any and all loss or losses caused by
On-Line Transactions shall be an aggregate of Ten Million Dollars  ($10,000,000)
for the Bond Period, irrespective of the total amount of such loss or losses.

     For purposes of this Rider,  the  following  terms shall have the following meanings:

     "On-Line  Purchase"  means any purchase of shares  issued by an  Investment
Company, which purchase is requested by computer-to-computer  transmissions over the Internet  (including  any connected or  associated  intranet or extranet) or utilizing modem or similar connections.

     "On-Line Redemption" means any redemption of shares issued by an Investment
Company,  which  redemption is requested by computer-to  computer  transmissions over the Internet  (including any connected or associated  intranet or extranet)
or utilizing modem or similar connections.

     "On-Line  Transaction" means any Phone/Electronic  Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 13

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  for the  premium  charged  for this  Bond,  it is hereby understood  and agreed  that,  with  respect to Insuring  Agreement I only,  the
Deductible  Amount  set forth in Item 3 of the  Declarations  ("Phone/Electronic
Deductible") shall not apply with respect to a Single Loss, otherwise covered by
Insuring Agreement I, caused by:

     (1) a Phone/Electronic  Redemption  requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

     (2) a Phone/Electronic  Redemption  requested to be paid or made payable by wire transfer to the  Shareholder of Record's bank account of record,  provided, that the Limit of  Liability  for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000  and that the  Insured  shall bear the  remainder  of each  such  Loss.  This  Rider  shall  not  apply if the application of the  Phone/Electronic  Deductible to the Single Loss would result in coverage of greater  than $40,000 or more;  in such case the  Phone-initiated
Deductible and Limit of Liability set forth in Item 3 of the Declarations  shall control.

     For  purposes  of  this  Rider,  "Phone/Electronic  Redemption"  means  any redemption  of shares  issued by an  Investment  Company,  which  redemption  is requested (a) by voice over the  telephone,  (b) through an automated  telephone tone or voice response system,  (c) by Telefacsimile,  or (d) transmissions over the Internet  (including  any connected or  associated  intranet or extranet) or utilizing modem or similar connections.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 14

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     In  consideration  of the  premium  charged  for this  Bond,  it is  hereby understood and agreed that notwithstanding anything to the contrary in this Bond
(including  Insuring  Agreement  H),  this Bond does not cover loss  caused by a
Phone/Electronic Transaction requested:

     o by  wireless  device  transmissions  over  the  Internet  (including  any connected or associated  intranet or extranet),  except  insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

     Except as above  stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.

                                ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 15

--------------------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106108B
--------------------------------------------------------------------------------------------
EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

October 31, 2008     October 31, 2008 to November 30, 2009  /S/ Catherine Dalton
============================================================================================

     Most property and casualty insurers, including ICI Mutual Insurance Company
("ICI Mutual"),  are subject to the requirements of the Terrorism Risk Insurance
Act of 2002 (the "Act").  The Act establishes a Federal insurance backstop under which ICI Mutual and these  other  insurers  will be  partially  reimbursed  for future "insured losses"  resulting from certified "acts of terrorism."  (Each of these  bolded  terms  is  defined  by the  Act.)  The Act  also  places  certain disclosure and other obligations on ICI Mutual and these other insurers.

     Pursuant to the Act,  any future  losses to ICI Mutual  caused by certified
"acts of terrorism" will be partially reimbursed by the United States government under a formula  established by the Act.  Under this formula,  the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "insured losses" in excess of a statutorily established deductible until total insured losses of all participating  insurers  reach $100 billion.  If total  "insured  losses" of all property and casualty insurers reach $100 billion during any applicable  period, the Act provides that the insurers  will not be liable under their  policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

     This  bond has no  express  exclusion  for  "acts of  terrorism."  However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including  exclusions)  that are permissible  under the
Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "acts of terrorism" is one percent (1%).

                                Resolutions of
                           Boards I, II and III of
                            the Oppenheimer Funds

      The undersigned  Robert G. Zack, the duly elected,  acting and qualified
Secretary of each of the  investment  companies  identified in Schedules I, II and III, attached hereto  (collectively  the "Funds"),  hereby states that the following  resolutions  were duly and  properly  adopted by a majority  of the
Boards of Trustees or the Boards of Directors,  as  appropriate  (collectively the  "Board"),  of each  Fund,  including  a majority  of its  Board,  who are neither  "interested  persons"  nor  "affiliated  persons"  as  defined in the
Investment  Company Act of 1940, at meetings of the Board of each Fund held at the place and on the date  indicated  in  Schedules  I, II and III;  that said
Resolutions  remain in full force and effect and have not been  modified as of the date of this Certificate:

            RESOLVED:   That  the  amount  and   coverage  of  the
            fidelity bond issued by ICI Mutual  Insurance  Company
            in the amount of $140  million  under  which each Fund
            would be  covered in case of a joint loss by more than
            one covered entity at least for the amounts  indicated
            for   each   Fund,   in  the   schedule   ("Allocation
            Schedule") to be attached by the appropriate  officers
            of  each   Fund  to  the   Securities   and   Exchange
            Commission  filing  required  by rule 17g-1  under the
            Investment  Company  Act of  1940,  under  the  column
            "Allocation of Coverage",  the amount for each Fund to
            be equal to the minimum  amount of  coverage  required
            by rule 17g-1, be and hereby are approved; and

            FURTHER  RESOLVED:  That the form and  amount  of said
            bond  applicable to each Fund,  are hereby  determined
            to be reasonable,  due consideration having been given
            to the value of the  aggregate  assets of each Fund to
            which  covered  persons may have access,  the type and
            terms of the  arrangements  made for the  custody  and
            safekeeping  of  such  assets  and the  nature  of the
            securities in each Fund's portfolio; and

            FURTHER  RESOLVED:  That  (i) the  premium  (the  "Pro
            Rata Premium") in the amount  indicated for each Fund,
            under the column  "Allocation  of Premium  11/1/2008 -
            11/30/2009"  in  the  Allocation  Schedule,  (ii)  the
            reserve  premium  of  87.52%  of the Pro Rata  Premium
            (giving credit to any reserve premium  previously paid
            by that Fund), and (iii) the undertaking  secured by a
            Letter of Credit for which each  Fund's  participation
            is equal to  84.23% of the Pro Rata  Premium  for that
            Fund,  for each  Fund's  participation  in such  joint
            fidelity   insurance  and  for  its  participation  as
            members  of  ICI  Mutual  Insurance  Company  for  the
            period  October  31, 2008 to November  30,  2009,  are
            approved; and

            FURTHER   RESOLVED:   That   each   Fund   is   hereby
            authorized to execute the Letter of Credit  referenced
            in the preceding  resolution,  on an unsecured  basis;
            and

            FURTHER  RESOLVED:  That the Secretary of each Fund is
            hereby   designated   and  authorized  to  execute  an
            agreement  with all  other  joint  insureds  under the
            joint insured  bond,  and to make the filings and give
            the  notices  as  required  by rule  17g-1  under  the
            Investment Company Act of 1940.

Executed in New York, New York
November 4, 2008

                                            /s/ Robert G. Zack
                                                Robert G. Zack,
                                                Secretary

                                  Schedule I

                          Board I Oppenheimer Funds

      The  Meetings  of the  Boards of the  following  funds  were held in New
York, New York on August 12, 2008:

            OFI TREMONT CORE STRATEGIES HEDGE FUND
            OPPENHEIMER ABSOLUTE RETURN FUND
            OPPENHEIMER AMT-FREE MUNICIPALS
            OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS
            OPPENHEIMER BALANCED FUND
            OPPENHEIMER BARING CHINA FUND
            OPPENHEIMER BARING JAPAN FUND
            OPPENHEIMER BARING SMA INTERNATIONAL FUND
            OPPENHEIMER CALIFORNIA MUNICIPAL FUND
            OPPENHEIMER CAPITAL APPRECIATION FUND
            OPPENHEIMER DEVELOPING MARKETS FUND
            OPPENHEIMER DISCOVERY FUND
            OPPENHEIMER DIVIDEND GROWTH FUND
            OPPENHEIMER EMERGING GROWTH FUND
            OPPENHEIMER GLOBAL FUND
            OPPENHEIMER GLOBAL OPPORTUNITIES FUND
            OPPENHEIMER GLOBAL VALUE FUND
            OPPENHEIMER GOLD & SPECIAL MINERALS FUND
            OPPENHEIMER INSTITUTIONAL MONEY MARKET FUND
            OPPENHEIMER INTERNATIONAL DIVERSIFIED FUND
            OPPENHEIMER INTERNATIONAL GROWTH FUND
            OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND
            OPPENHEIMER INTERNATIONAL VALUE TRUST
            OPPENHEIMER LIMITED TERM CALIFORNIA MUNICIPAL FUND
            OPPENHEIMER MASTER INTERNATIONAL VALUE FUND, LLC
            OPPENHEIMER MONEY MARKET FUND, INC.
            OPPENHEIMER MULTI-STATE MUNICIPAL TRUST
            OPPENHEIMER PORTFOLIO SERIES
            OPPENHEIMER REAL ESTATE FUND
            OPPENHEIMER ROCHESTER ARIZONA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MARLAND MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MASSACHUSETTS MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MICHIGAN MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MINNESOTA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER NORTH CAROLINA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER OHIO MUNICIPAL FUND
            OPPENHEIMER ROCHESTER VIRGINA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER GENERAL MUNICIPAL FUND
            OPPENHEIMER ROCHESTER DOUBLE TAX-FREE MUNICIPALS FUND
            OPPENHEIMER SELECT VALUE FUND
            OPPENHEIMER SERIES FUND, INC.
            OPPENHEIMER SMA CORE BOND FUND
            OPPENHEIMER SMA INTERNATIONAL BOND FUND
            OPPENHEIMER TRANSITION 2010 FUND
            OPPENHEIMER TRANSITION 2015 FUND
            OPPENHEIMER TRANSITION 2020 FUND
            OPPENHEIMER TRANSITION 2025 FUND
            OPPENHEIMER TRANSITION 2030 FUND
            OPPENHEIMER TRANSITION 2040 FUND
            OPPENHEIMER TRANSITION 2050 FUND
            OPPENHEIMER U.S. GOVERNMENT TRUST
            OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
            OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC

                                 Schedule II

                          Board II Oppenheimer Funds

      The  Meetings  of the  Boards  of  the  following  funds  were  held  in
Centennial, Colorado on August 20, 2008:

            CENTENNIAL CALIFORNIA TAX EXEMPT TRUST
            CENTENNIAL GOVERNMENT TRUST
            CENTENNIAL MONEY MARKET TRUST
            CENTENNIAL NEW YORK TAX EXEMPT TRUST
            CENTENNIAL TAX EXEMPT TRUST
            OPPENHEIMER CAPITAL INCOME FUND
            OPPENHEIMER CASH RESERVES
            OPPENHEIMER CHAMPION INCOME FUND
            OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND
            OPPENHEIMER EQUITY FUND, INC.
            OPPENHEIMER INTEGRITY FUNDS
            OPPENHEIMER INTERNATIONAL BOND FUND
            OPPENHEIMER LIMITED-TERM GOVERNMENT FUND
            OPPENHEIMER MAIN STREET FUNDS, INC.
            OPPENHEIMER MAIN STREET OPPORTUNITY FUND
            OPPENHEIMER MAIN STREET SMALL CAP FUND
            OPPENHEIMER MASTER EVENT-LINKED BOND FUND, LLC
            OPPENHEIMER MASTER LOAN FUND, LLC
            OPPENHEIMER MUNICIPAL FUND
            OPPENHEIMER PORTFOLIO SERIES FIXED INCOME ACTIVE
                   ALLOCATION FUND
            OPPENHEIMER PRINCIPAL PROTECTED TRUST I
            OPPENHEIMER PRINCIPAL PROTECTED TRUST II
            OPPENHEIMER PRINCIPAL PROTECTED TRUST III
            OPPENHEIMER SENIOR FLOATING RATE FUND
            OPPENHEIMER STRATEGIC INCOME FUND
            OPPENHEIMER TARGET DISTRIBUTION FUND
            OPPENHEIMER TARGET DISTRIBUTION & GROWTH FUND
            OPPENHEIMER VARIABLE ACCOUNT FUNDS
            PANORAMA SERIES FUND, INC.

                                 Schedule III

                         Board III Oppenheimer Funds

      The  Meetings  of the  Boards of the  following  funds  were held in New
York, New York on August 5, 2008:

            BOND FUND SERIES
            OPPENHEIMER EQUITY INCOME FUND, INC.
            OPPENHEIMER MIDCAP FUND
            OPPENHEIMER QUEST FOR VALUE FUNDS
            OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC.
            OPPENHEIMER RISING DIVIDENDS FUND, INC.
            ROCHESTER FUND MUNICIPALS
            ROCHESTER PORTFOLIO SERIES

                                    OPPENHEIMER FUNDS
                         PREMIUM ALLOCATION OF FIDELITY INSURANCE
                                  Coverage $140,000,000

                                                                                           Allocation
                                                     09/30/08   Minimum                    of Premium
                                                     Size in    Coverage      Allocation   11/01/2008 -
        Board I                                      Millions   (17G-1 Sched) of Coverage  11/30/2009

    482 OFI Tremont Core Strategies Hedge Fund     172.8      600,000           600,000     2,639
    853 Oppenheimer Absolute Return Fund            20.1      250,000           250,000     1,100
    310 Oppenheimer AMT-Free Municipals           1,738.1    1,500,000        1,500,000    6,597
        Oppenheimer AMT-Free New York
    360 Municipals                                1,260.6    1,250,000        1,250,000    5,498
    240 Oppenheimer Balanced Fund                  777.8     1,000,000        1,000,000    4,398
    820 Oppenheimer Baring China Fund               41.7      350,000           350,000     1,539
    830 Oppenheimer Baring Japan Fund               10.2      200,000           200,000       880
        Oppenheimer Baring SMA International
    841 Fund                                        7.9       175,000           175,000       770
    790 Oppenheimer California Municipal Fund     1,496.2    1,250,000        1,250,000    5,498
    320 Oppenheimer Capital Appreciation Fund     7,086.7    2,500,000        2,500,000   10,995
    785 Oppenheimer Developing Markets Fund       7,608.3    2,500,000        2,500,000   10,995
    500 Oppenheimer Discovery Fund                 611.6      900,000           900,000     3,958
    560 Oppenheimer Dividend Growth Fund           136.2      525,000           525,000     2,309
    721 Oppenheimer Emerging Growth Fund           136.9      525,000           525,000     2,309
        Oppenheimer Rochester General
    636 Municipal Fund (1)                          0.1        50,000            50,000       220
    330 Oppenheimer Global Fund                   11,230.1   2,500,000        2,500,000    10,995
    215 Oppenheimer Global Opportunities Fund     2,667.9    1,900,000        1,900,000     8,356
    687 Oppenheimer Global Value Fund               1.8       100,000           100,000       440
        Oppenheimer Gold & Special Minerals
    410 Fund                                      1,601.6    1,500,000        1,500,000     6,597
        Oppenheimer Institutional Money Market
    647 Fund                                      5,608.1    2,500,000        2,500,000    10,995
        Oppenheimer International Diversified
    195 Fund                                      1,366.7    1,250,000        1,250,000     5,498
    825 Oppenheimer International Growth Fund     2,341.9    1,700,000        1,700,000     7,477
        Oppenheimer International Small
    815 Company Fund                              1,077.5    1,250,000        1,250,000     5,498
Oppenheimer International Value Trust
        (1 series)
    625 Oppenheimer International Value Fund        146.0      525,000          525,000     2,309
Oppenheimer Life Cycle Funds (7 series)
     465 Oppenheimer Transition 2010 Fund           18.9       225,000          225,000       990
     471 Oppenheimer Transition 2015 Fund           23.1       250,000          250,000     1,100
     665 Oppenheimer Transition 2020 Fund           32.3       300,000          300,000     1,319
     694 Oppenheimer Transition 2025 Fund            3.9       125,000          125,000       550
     682 Oppenheimer Transition 2030 Fund           36.3       350,000          350,000     1,539
     716 Oppenheimer Transition 2040 Fund            4.0       125,000          125,000       550
     868 Oppenheimer Transition 2050 Fund            2.3       100,000          100,000       440
     801 Oppenheimer Limited Term
             California Municipal Fund              291.6      750,000          750,000     3,299
     1260 Oppenheimer MasterInternational
            Value Fund,LLC                          121.5      525,000          525,000     2,309
      200 Oppenheimer Money Market Fund, Inc.     2,529.4    1,900,000        1,900,000     8,356
Oppenheimer Multi-State Municipal Trust
     (3 series)
     395 Oppenheimer New Jersey Municipal Fund      624.4      900,000          900,000     3,958
     740 Oppenheimer Pennsylvania Municipal Fund  1,097.7    1,250,000        1,250,000     5,498
     795 Oppenheimer Rochester National Municipals 5,884.9    2,500,000        2,500,000    10,995
     582 Oppenheimer Rochester Arizona
              Municipal Fund                          32.9      300,000          300,000     1,319
     621 Oppenheimer RochesterDouble Tax-Free
            Municipals (1)                             0.1       50,000           50,000       220
     567 Oppenheimer RochesterMaryland Municipal Fund  51.2     400,000          400,000     1,759
     579 Oppenheimer Rochester Massachusetts
              Municipal Fund                           44.2     350,000          350,000     1,539
     573 Oppenheimer Rochester Michigan
              Municipal Fund                           40.5     350,000          350,000     1,539
     585 Oppenheimer Rochester Minnesota
              Municipal Fund                           28.9     300,000          300,000     1,319
     655 Oppenheimer Rochester North Carolina
              Municipal Fund                           55.6     400,000          400,000     1,759
     570 Oppenheimer Rochester Ohio
              Municipal Fund                           68.2     400,000          400,000     1,759
     576 Oppenheimer Rochester Virginia
              Municipal Fund                           30.2     300,000          300,000     1,319
Oppenheimer Portfolio Series, Inc. (4 series)
               550 Active Allocation Fund           2,396.3   1,700,000         1,700,000    7,477
               540 Conservative Investor Fund         429.3     750,000           750,000     3,299
               555 Equity Investor Fund               479.8     750,000           750,000     3,299
               545 Moderate Investor Fund             980.9   1,000,000         1,000,000     4,398
     590 Oppenheimer Real Estate Fund                 601.6     900,000           900,000     3,958
     600 Oppenheimer Select Value Fund                553.1     900,000           900,000     3,958
Oppenheimer Series Fund, Inc. (1 series)
               375 Oppenheimer Value Fund           2,971.4   1,900,000         1,900,000     8,356
     843 Oppenheimer SMA Core Bond Fund                21.2     250,000           250,000     1,100
     842 Oppenheimer SMA International Bond Fund       49.3     350,000           350,000     1,539
     220 Oppenheimer U.S. Government Trust          1,346.9   1,250,000         1,250,000     5,498
     372 Oppenheimer Tremont Opportunity Fund, LLC      0.0      50,000            50,000       220

                   Total Board I Funds               67,998  48,750,000          48,750,000  214,404

                   Board II

     180 Centennial California Tax Exempt Trust       194.3    600,000             600,000     2,639
     170 Centennial Government Trust                  253.0    750,000             750,000     3,299
     150 Centennial Money Market Trust              1,907.9  1,500,000           1,500,000     6,597
     780 Centennial New York Tax Exempt Trust          67.0    400,000             400,000     1,759
     160 Centennial Tax Exempt Trust                2,205.2  1,700,000           1,700,000     7,477
     300 Oppenheimer Capital Income Fund            2,195.4  1,700,000           1,700,000     7,477
     760 Oppenheimer Cash Reserves                  1,405.4  1,250,000           1,250,000     5,498
     190 Oppenheimer Champion Income Fund           1,577.6  1,500,000           1,500,000     6,597
     735 Oppenheimer Commodity Strategy
               Total Return Fund                    1,437.5  1,250,000           1,250,000     5,498
     420 Oppenheimer Equity Fund, Inc.              2,199.7  1,700,000           1,700,000     7,477
Oppenheimer Integrity Funds (1 series)
     285 Oppenheimer Core Bond Fund                 2,113.5  1,700,000           1,700,000     7,477
     880 Oppenheimer International Bond Fund       12,017.7  2,500,000           2,500,000    10,995
     855 Oppenheimer Limited-Term Government Fund   2,075.9  1,700,000           1,700,000     7,477
Oppenheimer Main Street Funds, Inc. (1 series)
     700 Oppenheimer Main Street Fund               7,345.8  2,500,000           2,500,000    10,995
     731 Oppenheimer Main Street Opportunity Fund   2,695.6  1,900,000           1,900,000     8,356
     847 Oppenheimer Main Street Small Cap Fund     5,212.0  2,500,000           2,500,000    10,995
    1270 Oppenheimer Master Event-Linked
            Bond Fund, LLC                             43.1    350,000             350,000     1,539
    1241 Oppenheimer Master Loan Fund, LLC            534.1    900,000             900,000     3,958
Oppenheimer Municipal Fund (1 series)
    860  Oppenheimer Limited Term Municipal Fund    1,823.2  1,500,000           1,500,000     6,597
    404  Oppenheimer Portfolio Series
            Fixed Income Active Allocation Fund        29.6    300,000             300,000     1,319
Oppenheimer Principal Protected Trust (1 series)
    676   Oppenheimer Principal Protected
                Main Street Fund                      118.5    525,000             525,000     2,309
Oppenheimer Principal Protected Trust II (1 series)
    711    Oppenheimer Principal Protected
                Main Street Fund II                   112.9    525,000             525,000     2,309
Oppenheimer Principal Protected Trust III (1 series)
    771    Oppenheimer Principal Protected Main
                  Street Fund III                      47.4    350,000              350,000    1,539
    291     Oppenheimer Senior Floating Rate Fund   1,897.8  1,500,000            1,500,000    6,597
    230     Oppenheimer Strategic Income Fund      10,211.3  2,500,000            2,500,000   10,995
    596     Oppenheimer Target Distribution
              Fund (1)                                  0.0     50,000               50,000      220
    658     Oppenheimer Target Distribution &
              Growth Fund (1)                           0.0     50,000               50,000      220
Oppenheimer Variable Account Funds (11 series)
               670 Oppenheimer Balanced Fund/VA       355.3    750,000              750,000    3,299
                   Oppenheimer Capital
               610 Appreciation Fund/VA             1,509.3  1,500,000            1,500,000    6,597
                   Oppenheimer Core Bond Fund/VA      335.0    750,000              750,000    3,299
                   Oppenheimer Global Securities
                        Fund/VA                     2,806.1  1,900,000            1,900,000    8,356
               640 Oppenheimer High Income Fund/VA    295.1    750,000              750,000    3,299
               650 Oppenheimer Main Street Fund/VA  1,771.2  1,500,000            1,500,000    6,597
               297 Oppenheimer Main Street Small
                       Cap Fund/VA                    857.5  1,000,000            1,000,000    4,398
               620 Oppenheimer MidCap Fund/VA         706.7    900,000              900,000    3,958
               660 Oppenheimer Money Fund/VA          207.6    600,000              600,000    2,639
               265 Oppenheimer Strategic Bond
                       Fund/VA                      4,051.2  2,500,000            2,500,000   10,995
               642 Oppenheimer Value Fund/VA            5.6    150,000              150,000      660
Panorama Series Fund, Inc. (3 series)
               608 Growth Portfolio                    96.8    450,000              450,000    1,979
               616 Oppenheimer International
                    Growth Fund/VA                    348.7    750,000              750,000    3,299
               609 Total Return Portfolio             154.8    600,000              600,000    2,639

                   Total Board II Funds            73,222    47,800,000          47,800,000   210,226

                   Board III

Bond Fund Series (1 series)
 345     Oppenheimer Convertible Securities Fund    289.2      750,000              750,000    3,299
 835     Oppenheimer Equity Income Fund, Inc.       323.4      750,000              750,000    3,299
 745     Oppenheimer MidCap Fund                    668.4      900,000              900,000    3,958
 254     Oppenheimer Quest International
             Value Fund, Inc.                       526.4      900,000              900,000    3,958
Oppenheimer Quest for Value Funds (3 series)
 257      Oppenheimer Quest Balanced Fund         3,003.6    2,100,000             2,100,000    9,236
 236      Oppenheimer Quest Opportunity
                   Value Fund                     1,460.2    1,250,000             1,250,000    5,498
 251     Oppenheimer Small- & Mid- Cap
                 Value Fund                       3,041.2    2,100,000             2,100,000    9,236
 225     Oppenheimer Rising Dividends Fund, Inc.    997.2    1,000,000             1,000,000    4,398
 365 Rochester Fund Municipals                    8,926.1    2,500,000             2,500,000   10,995
Rochester Portfolio Series (1 series)
355      Limited Term New York Municipal Fund     4,023.5    2,500,000             2,500,000   10,995

                   Total Board III Funds           23,259   14,750,000             14,750,000  64,871

                   All Funds - Subtotal          $ 164,480  $111,300,000          $111,300,000  $489,500

                   OFI and affiliates                                               28,700,000   155,578

                   OFS/SSI                                                                       113,837

                   Grand Total                                                     $140,000,000  $758,915

 (1) Amount to be retained by OFI until the fund is effective

                           JOINT INSURED AGREEMENT - BLANKET BOND

     Agreement made as of October 31, 2008 (except as otherwise indicated below)
by and among the  investment  companies  listed on  Schedules  A, B and C hereto
(collectively,  the "Funds"), together with certain other insured parties listed on Schedule E hereto (the  "Managers"),  which are described in part (b) of Rule
17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended,  ("Rule  17g-1") and which,  together  with the Funds,  are hereinafter collectively referred to as the "Assureds";

     WHEREAS, each of the Assureds is jointly insured against specified fidelity and other losses under an investment  Company  Blanket Bond currently  issued in the aggregate  amount of $140.0 million,  by ICI Mutual  Insurance  Company (the
"Bond");

     WHEREAS,  certain of the  Funds,  the  Managers  and other  entities,  were parties to a Joint  Insured  Agreement by and among them as of October 31, 2007;
and

     WHEREAS,  since  October  31,  2007,  the Bond was  renewed,  the limit was increased, and the listing of Funds insured by the Bond was changed;

     NOW,  THEREFORE,  in consideration of the mutual covenants set forth below, the Assureds agree as follows:

     1. Except as stated in paragraph 3 of this  Agreement,  each Fund agrees to maintain  fidelity  coverage  under  the  Bond in an  amount  (i)  equal to that required under paragraph (d)(1) of Rule 17g-1, or (ii) for  multi-series  Funds, the sum of the coverage  assigned to each series that is equal to that  required under paragraph (d)(1) of Rule 17g-1.  All Assureds agree to maintain  aggregate coverage for all other losses insured  against under the Bond in the amounts set forth in the Bond, unless otherwise agreed by the Assureds. The premium cost for the Bond (the "Bond Premium") will be shared as follows:  (a) the Managers will, in the  aggregate,  share in the premium cost in an amount equal to the ratio of the amount of coverage  assigned in the aggregate to the Managers (as determined from  time to time) to the  total  amount of  coverage  under the Bond,  and the
Managers  shall also pay 15% of the Bond Premium on behalf of its transfer agent division  and  subsidiaries  named in Schedule D, and (b) each of the Funds will share in the  balance  of the Bond  Premium  in the  ratio of the  amount of its respective coverage as so determined from time to time pursuant to the procedure set forth in paragraphs 2 and 3 hereof.

     2. In the event that any Assured determines that the amount of its coverage should  be  reduced,  such  reduction  will  be  effected  and a  return  of the reallocated  premium  made if and to the  extent  that one or more of the  other participating  Assureds  requires or desires an  increased  amount of  insurance coverage.

     3. Any Fund may,  pursuant to a resolution  or policy of its Board,  have a greater  amount of fidelity  insurance  and have other  insurance  coverages  in additional  amounts  provided by the Bond if the total  coverage  under the Bond
(including  any  increase or  adjustment)  can include  such  insurance  and the allocation  of premium to such Fund for the  remaining  term of the Bond will be based on the ratio of its elected coverage to the total amount of coverage under the Bond.

     4. In the event a loss is  sustained  by two or more of the  Assureds  that exceeds  the Bond's  limit of  liability,  the amount of such  recovery  will be prorated in the ratio of the insurance coverage of such Assureds under the Bond, provided that for fidelity  losses under the Bond, such recovery for a Fund will be at least  equal to the  amount it would have  received  had it  provided  and maintained a single insured bond with the minimum coverage required of that Fund by paragraph (d)(1) of Rule 17g-1.

     5. An investment  company (a "New Fund")  having an  investment  adviser or subadvisor that is, or is affiliated  with,  OppenheimerFunds,  Inc. ("OFI") and either having the same Board of Directors,  Board of Trustees, Board of Managing
General  Partners  or Board of  Managers  as any of the Funds,  or serving as an underlying investment for any of the Funds, may become a named insured under the
Bond,  provided  that the Assureds  agree to any increase in aggregate  coverage under  the  Bond if  necessary,  and  provided  that the New  Fund  causes  this
Agreement  to be signed on its  behalf as of the date it agrees to the terms and conditions of this  Agreement;  such New Fund shall be deemed to be added to the appropriate Schedule,  according to its Board. A party that is an affiliate,  or an  affiliate  of an  affiliate,  of OFI (a "New  Manager")  may  become a named insured under the Bond,  provided that the New Manager  causes this Agreement to be signed on its behalf as of the date it agrees to the terms and  conditions of this Agreement; such New Manager shall be deemed to be added to Schedule D.

     6. Each of the Assureds  understands and agrees that the obligations of the
Assureds under this  Agreement are not binding upon any  shareholder or Director of the Assureds  personally,  but bind only the  Assureds  and their  respective property.  Each of the Assureds  represents that it has notice of the provisions of the Declarations of Trust of the Assureds that are organized as Massachusetts business  trusts and the Agreements of Limited  Partnership of the Assureds that are organized as Delaware limited partnerships, disclaiming shareholder, trustee and managing general partner liability for acts or obligations of such Assureds.

     7. This Agreement  supersedes the aforesaid  Joint Insured  Agreement dated
October 31, 2007.

     IN WITNESS  WHEREOF,  the parties hereto have executed this Agreement as of the date and year above written.

                                         SCHEDULE A
                                     ["Board I Funds"]

            OFI TREMONT CORE STRATEGIES HEDGE FUND
            OPPENHEIMER ABSOLUTE RETURN FUND
            OPPENHEIMER AMT-FREE MUNICIPALS
            OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS
            OPPENHEIMER BALANCED FUND
            OPPENHEIMER BARING CHINA FUND
            OPPENHEIMER BARING JAPAN FUND
            OPPENHEIMER BARING SMA INTERNATIONAL FUND
            OPPENHEIMER CALIFORNIA MUNICIPAL FUND
            OPPENHEIMER CAPITAL APPRECIATION FUND
            OPPENHEIMER DEVELOPING MARKETS FUND
            OPPENHEIMER DISCOVERY FUND
            OPPENHEIMER DIVIDEND GROWTH FUND
            OPPENHEIMER EMERGING GROWTH FUND
            OPPENHEIMER GLOBAL FUND
            OPPENHEIMER GLOBAL OPPORTUNITIES FUND
            OPPENHEIMER GLOBAL VALUE FUND
            OPPENHEIMER GOLD & SPECIAL MINERALS FUND
            OPPENHEIMER INSTITUTIONAL MONEY MARKET FUND
            OPPENHEIMER INTERNATIONAL DIVERSIFIED FUND
            OPPENHEIMER INTERNATIONAL GROWTH FUND
            OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND
            OPPENHEIMER INTERNATIONAL VALUE TRUST
            OPPENHEIMER LIMITED TERM CALIFORNIA MUNICIPAL FUND
            OPPENHEIMER MASTER INTERNATIONAL VALUE FUND, LLC
            OPPENHEIMER MONEY MARKET FUND, INC.
            OPPENHEIMER MULTI-STATE MUNICIPAL TRUST
            OPPENHEIMER PORTFOLIO SERIES
            OPPENHEIMER REAL ESTATE FUND
            OPPENHEIMER ROCHESTER ARIZONA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER DOUBLE TAX-FREE MUNICIPALS
            OPPENHEIMER ROCHESTER GENERAL MUNICIPALS
            OPPENHEIMER ROCHESTER MARYLAND MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MASSACHUSETTS MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MICHIGAN MUNICIPAL FUND
            OPPENHEIMER ROCHESTER MINNESOTA MUNCIPAL FUND
            OPPENHEIMER ROCHESTER NORTH CAROLINA MUNICIPAL FUND
            OPPENHEIMER ROCHESTER OHIO MUNICIPAL FUND
            OPPENHEIMER ROCHESTER VIRGINIA MUNICIPAL FUND
            OPPENHEIMER SELECT VALUE FUND
            OPPENHEIMER SERIES FUND, INC.
            OPPENHEIMER SMA CORE BOND FUND
            OPPENHEIMER SMA INTERNATIONAL BOND FUND
            OPPENHEIMER TRANSITION 2010 FUND
            OPPENHEIMER TRANSITION 2015 FUND
            OPPENHEIMER TRANSITION 2020 FUND
            OPPENHEIMER TRANSITION 2025 FUND
            OPPENHEIMER TRANSITION 2030 FUND
            OPPENHEIMER TRANSITION 2040 FUND
            OPPENHEIMER TRANSITION 2050 FUND
            OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
            OPPENHEIMER TREMONT OPPORTUNITY FUND, LLC
            OPPENHEIMER U.S. GOVERNMENT TRUST

                                    By: /s/ Robert G. Zack
                                      Robert G. Zack, Secretary

                                         SCHEDULE B
                                     ["Board II Funds"]

            CENTENNIAL CALIFORNIA TAX EXEMPT TRUST
            CENTENNIAL GOVERNMENT TRUST
            CENTENNIAL MONEY MARKET TRUST
            CENTENNIAL NEW YORK TAX EXEMPT TRUST
            CENTENNIAL TAX EXEMPT TRUST
            OPPENHEIMER CAPITAL INCOME FUND
            OPPENHEIMER CASH RESERVES
            OPPENHEIMER CHAMPION INCOME FUND
            OPPENHEIMER COMMODITY STRATEGY TOTAL RETURN FUND
            OPPENHEIMER EQUITY FUND, INC.
            OPPENHEIMER INTEGRITY FUNDS
            OPPENHEIMER INTERNATIONAL BOND FUND
            OPPENHEIMER LIMITED-TERM GOVERNMENT FUND
            OPPENHEIMER MAIN STREET FUNDS, INC.
            OPPENHEIMER MAIN STREET OPPORTUNITY FUND
            OPPENHEIMER MAIN STREET SMALL CAP FUND
            OPPENHEIMER MASTER EVENT-LINKED BOND FUND, LLC
            OPPENHEIMER MASTER LOAN FUND, LLC
            OPPENHEIMER MUNICIPAL FUND
            OPPENHEIMER PORTFOLIO SERIES FIXED INCOME ACTIVE ALLOCATION FUND
            OPPENHEIMER PRINCIPAL PROTECTED TRUST
            OPPENHEIMER PRINCIPAL PROTECTED TRUST II
            OPPENHEIMER PRINCIPAL PROTECTED TRUST III
            OPPENHEIMER SENIOR FLOATING RATE FUND
            OPPENHEIMER STRATEGIC INCOME FUND
            OPPENHEIMER TARGET DISTRIBUTION FUND
            OPPENHEIMER TARGET DISTRIBUTION & GROWTH FUND
            OPPENHEIMER VARIABLE ACCOUNT FUNDS
            PANORAMA SERIES FUND, INC.

                                    By:   By: /s/ Robert G. Zack
                                          Robert G. Zack, Vice President and
                                          Secretary

                                         SCHEDULE C
                                    ["Board III Funds"]

            BOND FUND SERIES
            OPPENHEIMER EQUITY INCOME FUND, INC.
            OPPENHEIMER MIDCAP FUND
            OPPENHEIMER QUEST FOR VALUE FUNDS
            OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC.
            OPPENHEIMER RISING DIVIDENDS FUND, INC.
            ROCHESTER FUND MUNICIPALS
            ROCHESTER PORTFOLIO SERIES

                                    By:   By: /s/ Robert G. Zack
                                          Robert G. Zack, Secretary

                                         SCHEDULE D

            OPPENHEIMERFUNDS, INC.
            on behalf of itself and on behalf of:
            OPPENHEIMERFUNDS SERVICES
            OPPENHEIMERFUNDS DISTRIBUTOR, INC.
            OPPENHEIMER ACQUISITION CORP.
            OFI INSTITUTIONAL ASSET MANAGEMENT, INC.
            OPPENHEIMERFUNDS LEGACY PROGRAM
            CENTENNIAL ASSET MANAGEMENT CORPORATION
            SHAREHOLDER SERVICES, INC.
            SHAREHOLDER FINANCIAL SERVICES, INC.
            OPPENHEIMERFUNDS INTERNATIONAL DISTRIBUTOR LIMITED

                                    By:  /s/ Robert G. Zack
                                          Robert G. Zack, General Counsel

            OPPENHEIMER REAL ASSET MANAGEMENT, INC.

                                    By:   /s/ Janette Aprilante
                                          Janette Aprilante, Secretary

            OPPENHEIMERFUNDS, INC. CAPITAL ACCUMULATION PLAN
            OPPENHEIMERFUNDS, INC. DEFERRED COMPENSATION PLAN

                                    By:    /s/ David Pellegrino
                                          David Pellegrino,
                                          Plan Administrator

            TREMONT PARTNERS, INC.

                                    By:   /s/ James McCormick
                                          James McCormick,
                                          Senior Vice President